                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                                  (Amendment No. 1)


                         Chiquita Brands International, Inc.
                                   (Name of Issuer)


                               $1.32 Depositary Shares
                (Each representing one-fifth of a share of Chiquita's
                     Series C Manditorily Exchangeable Cumulative
                          Preference Stock, Without par value)
                            (Title of Class of Securities)



                                     170032-30-4
                                    (CUSIP Number)


                                 James E. Evans, Esq.
                                One East Fourth Street
                                Cincinnati, Ohio 45202
                                    (513) 579-2536
                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)



                                    April 3, 1995
               (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ].

                                  Page 1 of 14 Pages
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

          CUSIP NO. 170032-30-4          13D             Page 2 of 14 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    American Premier Group, Inc.               31-1422526
                    American Financial Corporation             31-0624874

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]

          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Ohio corporations

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:
               SOLE VOTING POWER

                     - - -

          8    SHARED VOTING POWER

                    1,000,000 (See Item 5)

          9    SOLE DISPOSITIVE POWER

                     - - -

          10    SHARED DISPOSITIVE POWER

                    1,000,000 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    1,000,000 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    30.8% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    HC
                    CO
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

          CUSIP NO. 170032-30-4          13D             Page 3 of 14 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Carl H. Lindner
                    Carl H. Lindner III
                    S. Craig Lindner
                    Keith E. Lindner

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizens

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:
               SOLE VOTING POWER

                     - - -

          8    SHARED VOTING POWER

                    1,000,000 (See Item 5)

          9    SOLE DISPOSITIVE POWER

                     - - -

          10    SHARED DISPOSITIVE POWER

                    1,000,000 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    1,000,000 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    30.8% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    IN
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

          Item 1.  Security and Issuer.

              This Amendment No. 1 to Schedule 13D is filed on behalf of American Premier Group, Inc. ("American Premier"), American Financial Corporation ("AFC"), and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Premier, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D filed by AFC and Carl H. Lindner on November 11, 1992, relative to the $1.32 Depositary Shares (each representing one-fifth of a share of Series C Manditorily Exchangeable Cumulative Preference Stock, without par value ("$1.32 Depoditary Shares") issued by Chiquita Brands International, Inc. ("Chiquita"). American Premier, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner are being added as Reporting Persons as a result of the transaction described in Item 3 below.

              The principal executive offices of Chiquita are located at 250 East Fifth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

              As of April 7, 1995, the Lindner Family beneficially owned approximately 49.8% of the outstanding common stock of American Premier and American Premier beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities).

          Item 2.  Identity and Background.

              See the schedule attached hereto as Exhibit 1 which contains additional information concerning the Lindner Family, American Premier and AFC.

          Item 3.  Source and Amount of Funds or Other Consideration.

              On April 3, 1995, American Premier acquired AFC and American Premier Underwriters, Inc. ("APU") in a transaction involving the merger of AFC and APU with two separate wholly-owned subsidiaries of American Premier. As a result of that transaction, American Premier became the beneficial owner of all of the equity securities held by AFC, APU and their subsidiaries. The shares of Chiquita Common Stock to which this Statement relates are held as set forth in Item 5.

              Through their ownership of approximately 49.8% of the outstanding common stock of American Premier and their positions as directors and executive officers of American Premier, the members of the Lindner Family may be deemed to be controlling persons with respect to American Premier.

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

          Item 4.  Purpose of the Transaction.

              The Reporting Persons consider their beneficial ownership of Chiquita equity securities as an investment which they continue to evaluate. From time to time, the Reporting Persons may acquire additional Chiquita equity securities or dispose of some or all of the Chiquita equity securities which they beneficially own.

                The Reporting Persons have substantial influence over the management and operations of Chiquita and participate in the formulation, determination and direction of business policies. Carl H. Lindner is the Chairman of the Board and Chief Executive Officer, Keith E. Lindner is the President and Chief Operating Officer and Fred J. Runk and Thomas E. Mischell are Vice Presidents of Chiquita. In addition, designees of American Premier constitute five of eight members on Chiquita's Board of Directors. As a result of the foregoing, the members of the Reporting Persons may be deemed to be controlling persons of Chiquita.

              Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

          Item 5.  Interest in Securities of the Issuer.

              As of April 7, 1995, the Reporting Persons beneficially owned 1,000,000 $1.32 Depositary Shares (or approximately 30.8% of the outstanding class of securities) through Great American Insurance Company ("GAI"), a 100%-owned subsidiary of AFC. GAI shares with the Reporting Persons the power to vote or to direct the voting of, and the power to dispose or to direct the disposition of, the Chiquita $1.32 Depositary Shares.

               To the best knowledge and belief of the undersigned, as of April 7, 1995, and within the 60 day period prior thereto, no other transactions involving Chiquita $1.32 Depositary Shares had been engaged in by the Reporting Persons or by the directors and officers of American Premier or AFC.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

               None.

          Item 7.   Material to be filed as Exhibits.

               (1)  Schedule referred to in Item 2.

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


               (2) Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

               (3) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

               After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.


          Dated:  April 12, 1995     AMERICAN PREMIER GROUP, INC.


                                      By: James E. Evans
                                             James E. Evans, Senior Vice
                                              President and General Counsel

                                     AMERICAN FINANCIAL CORPORATION


                                     By: James C. Kennedy
                                         James C. Kennedy, Deputy General
                                           Counsel and Secretary


                                            James C. Kennedy
                                          James C. Kennedy, As
                                             Attorney-in-Fact for:
                                               Carl H. Lindner
                                               Carl H. Lindner III
                                               S. Craig Lindner
                                               Keith E. Lindner






          (CQB132.#1)

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

          Exhibit 1

          Item 2.  Identity and Background.

               American Premier is a holding company which was formed to acquire and own all of the outstanding common stock of both American Financial Corporation ("AFC") and American Premier Underwriters, Inc. in a transaction which was consummated on April 3, 1995. American Premier operates through indirect, wholly-owned and majority-owned subsidiaries (including AFC and American Premier Underwriters, Inc.) and other companies in which it beneficially owns significant equity interests. These companies operate in a variety of financial businesses, primarily property and casualty insurance and including annuities and portfolio investing. In non-financial areas, these companies have substantial operations in the food products industry, and radio and television station operations.

               Carl H. Lindner's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of American Premier. Mr. Lindner has been Chairman of the Board and Chief Executive Officer of AFC since it was founded over 35 years ago and has been Chairman of the Board and Chief Executive Officer of American Premier Underwriters, Inc. since 1987.

               Carl H. Lindner III's principal occupation is as President of American Premier.

               S. Craig Lindner's principal occupations are as Vice Chairman of American Premier and President of American Annuity Group, Inc., a subsidiary of American Premier.

               Keith E. Lindner's principal occupations are as Vice Chairman of American Premier and President and Chief Operating Officer of Chiquita Brands International, Inc., an affiliate of American Premier.

               The identity and background of the executive officers, directors and controlling persons of American Premier (other than the Lindner Family, which is set forth above) are as follows:

               1. Theodore H. Emmerich is a retired managing partner of Ernst & Young, certified public accountants, Cincinnati, Ohio. He is presently a director of American Premier. Mr. Emmerich's address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

               2. James E. Evans' principal occupation is as Senior Vice President and General Counsel of American Premier. He is presently a director of American Premier.

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

               3. Thomas M. Hunt's principal occupation is as President of Hunt Petroleum Corporation, an oil and gas production company.
          He is presently a director of American Premier. Mr. Hunt's business address is 5000 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas, 75201.

               4. Alfred W. Martinelli's principal occupation is as Chairman and Chief Executive Officer of Buckeye Management Company. He is presently a director of American Premier. Mr. Martinelli's business address is 100 Matsonford Road, Building 5, Suite 445, Radnor, Pennsylvania 19807.

               5. William Martin's principal occupation is as Chairman of the Board of MB Computing, Inc., a privately held computer software development company. He is presently a director of American Premier. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

               6. Neil M. Hahl's principal occupation is as a Senior Vice President of American Premier. He is presently a director of American Premier.

               7. Robert W. Olson's principal occupation is as Senior Vice President and Secretary of American Premier. He is presently a director of American Premier.

               8. Fred J. Runk's present principal occupation is as Senior Vice President and Treasurer of American Premier.

               9. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of American Premier.

               The identity and background of the executive officers, directors and controlling persons of AFC (other than the Lindner Family, which is set forth above) are as follows:

               1.  Robert D. Lindner's principal occupation is as Chairman
          of the Board of Directors of United Dairy Farmers, Inc.   He is
          presently a director of AFC. Mr. Lindner's business address is 3955 Montgomery Road, Cincinnati, Ohio 45212.

               2. Richard E. Lindner is a private investor. He was Chairman of the Board and Chief Executive Officer of Thriftway, Inc. (a privately-held supermarket chain) until its sale in March 1995. He is presently a director of AFC. Mr. Lindner's business address is 4901 Hunt Road, Cincinnati, Ohio 45242, Cincinnati, Ohio 45242.

               3. Ronald F. Walker's principal occupation is as an executive of AFC. He is presently a director of AFC. Mr. Walker's business address is 580 Walnut Street, Cincinnati, Ohio 45202.

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

               4. James E. Evans' principal occupation is as Senior Vice President and General Counsel of American Premier.

               5. Sandra W. Heimann's principal occupation is as a Vice President of AFC.

               6. Robert C. Lintz's principal occupation is as a Vice President of AFC.

               7. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of American Premier.

               8. Fred J. Runk's present principal occupation is as Senior Vice President and Treasurer of American Premier.

               The Lindner Family and American Premier may be deemed to be controlling persons with respect to AFC.

                    Unless otherwise noted, the business address of American Premier, AFC and each of the persons listed above is One East Fourth Street, Cincinnati, Ohio, 45202, and all of the individuals are citizens of the United States.

               None of the persons listed above have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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

          Exhibit 2
                                      AGREEMENT

               This Agreement executed this 7th day of April, 1995, is by and between American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

               WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

               WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by AFC and its subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

               WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

               NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                                   AMERICAN PREMIER GROUP, INC.
                                   AMERICAN FINANCIAL CORPORATION

                                   By: /s/ James E. Evans
                                        James E. Evans
                                        Vice President & General Counsel

                                        /s/ Carl H. Lindner
                                             Carl H. Lindner

                                        /s/ Carl H. Lindner III
                                             Carl H. Lindner III

                                        /s/ S. Craig Lindner
                                             S. Craig Lindner

                                        /s/ Keith E. Lindner
                                             Keith E. Lindner

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

          Exhibit 3

                                  POWER OF ATTORNEY



               I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                        /s/ Carl H. Lindner
                                        Carl H. Lindner

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

                                  POWER OF ATTORNEY



               I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                        /s/ Carl H. Lindner III
                                        Carl H. Lindner III

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

                                  POWER OF ATTORNEY



               I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                        /s/ S. Craig Lindner
                                        S. Craig Lindner

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

                                  POWER OF ATTORNEY



               I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                        /s/ Keith E. Lindner
                                             Keith E. Lindner